UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TotalEnergies SE

(Exact name of registrant as specified in its charter)

Republic of France	001-10888	98-0227345
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices) (Zip Code)

Jean-Pierre Sbraire

Chief Financial Officer

Tel: +33 (0)1 47 44 45 46

Fax: +33 (0)1 47 44 49 44

(Name and telephone number, including

area code, of the person to contact in

connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to
December 31, .

☒Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for fiscal year ended December 31, 2023.

TotalEnergies SE is providing on this Form SD disclosure in accordance with Rule 13q-1 under the Securities Exchange Act of 1934, as amended.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01

Resource Extraction Issuer Disclosure and Report

TotalEnergies SE (collectively with its consolidated subsidiaries, “TotalEnergies”) is providing herein disclosure in accordance with Rule 13q-1 under the Securities Exchange Act of 1934, as amended, which implements reporting and disclosure requirements related to any payment made during the fiscal year covered by the annual report by TotalEnergies, to a foreign government or the Federal Government, for the purpose of the commercial development of oil, natural gas, or minerals.

TotalEnergies is relying on the alternative reporting provision of item 2.01(c) of Form SD.

TotalEnergies’ resource extraction issuer report (the “report”) was prepared in accordance with Article L. 22-10-37 of the French Commercial Code that transposed certain provisions set out in the Directive 2013/24/UE of the European Parliament and of the Council of June 26, 2013.

The report is also publicly available on Section 9.3 of TotalEnergies 2023 Universal Registration Document and can be accessed at TotalEnergies’ website: https://totalenergies.com/system/files/documents/2024-03/totalenergies_universal-registration-document-2023_2023_en_pdf.pdf.1 In addition, a copy of the report is furnished as Exhibit 99.1 to this Form SD.

In addition, the payment disclosure required by this Form SD is included in Exhibit 2.01 to this Form SD.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibits are submitted as part of this report:

Exhibit No.	Description

Exhibit 2.01	Interactive Data File (Form SD for the year end December 31, 2023 filed in XBRL).

Exhibit 99.1	Resource Extraction Issuer Disclosure and Report

1 References to website in this Form SD are provided for convenience only, and their contents are not incorporated by reference into this Form SD nor deemed filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TotalEnergies SE

Date: September 26, 2024	By: /s/ Jean-Pierre SBRAIRE

Name: Jean-Pierre SBRAIRE

Title: Chief Financial Officer